Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	Three-months ended March 31,		For the years ended December 31,
	2011	2010	2010	2009		2008	2007	2006
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(1,616)	$(8,309)	$(34,943)	$1,270		$(9,109)	$(110)	$(42,168)
Distributed income of equity investees	403	182	657	1,557		7,639	6,900	2,150
Amortization of capitalized interest	949	1,383	3,527	3,166		2,801	2,170	1,508
Fixed charges — per below	34,039	36,071	148,007	151,723		170,083	184,757	181,784
Less:
Capitalized interest	(380)	(3,245)	(10,385)	(8,893)		(16,746)	(17,885)	(9,537)

Earnings before fixed charges	$33,395	$26,082	$106,863	$148,823		$154,668	$175,832	$133,737

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$33,321	$32,535	$136,410	$141,604		$152,096	$165,647	$171,164
Capitalized interest	380	3,245	10,385	8,893		16,746	17,885	9,537
Ground leases and other	338	291	1,212	1,226		1,241	1,225	1,083

Total Fixed Charges	34,039	36,071	148,007	151,723		170,083	184,757	181,784

Income allocated to preferred shareholders	1,998	1,998	7,992	7,992		7,992	7,992	7,992

Total Preferred Distributions	1,998	1,998	7,992	7,992		7,992	7,992	7,992

Total combined fixed charges and preferred distributions	$36,037	$38,069	$155,999	$159,715		$178,075	$192,749	$189,776

Ratio of earnings to combined fixed charges and preferred distributions	(b )	(b )	(b )	(b	)	(b )	(b )	(b )

(a)	Amounts for the three-months ended March 31, 2011 and 2010 and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $2,642 and $11,987 for the three-months ended March 31, 2011 and 2010, respectively, to achieve a coverage ratio of 1:1. The registrant must also generate additional earnings of $49,136 for the year ended December 31, 2010, $10,892 for the year ended December 31, 2009, $23,407 for the year ended December 31, 2008, $16,917 for the year ended December 31, 2007 and $56,039 for the year ended December 31, 2006 to achieve the aforementioned coverage ratio.